EXHIBIT 99.2

RENOVO CHOOSES RADVISION’S BEEHD V²OIP CLIENT FRAMEWORK FOR INMATE VISITATION SOFTWARE SYSTEM

New Software Client Reduces Correctional Facilities’ Operating Costs and Improves Security by Allowing Inmates and Visitors to Communicate through Voice and Video

Press Release
Source: RADVISION
On Tuesday November 30, 2010, 8:00 am EST

TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION® Ltd. (Nasdaq:RVSN - News), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, today announced that Renovo Software has adopted RADVISION technology for its Inmate Visitation Software System.

Using RADVISION’s innovative BEEHD for Desktop V²OIP client framework, Renovo was able to design a software client tailored specifically to the needs of correctional facilities. The system enables inmates to communicate with their families and friends through high quality video conferencing in any visitor center equipped with a LAN connection. By keeping inmates and visitors physically separated, the system eliminates the need to move inmates from their cells or to search visitors for contraband, thus reducing operating costs and creating a more efficient and safe environment.

“When we first defined the requirements for our new products and services, support for both H.323 and SIP, interoperability, and the ability to bring in users from home with limited Internet connectivity, were all high on our list of priorities,” said Tim Skaja, Co-Owner of Renovo Software. “RADVISION proved to best respond to all of these requirements and provided a complete solution with the flexibility to address our specific needs, allowing us to quickly complete development.”

BEEHD for Desktop is part of RADVISION’s line of BEEHD framework consisting of desktop, mobile and embedded V²OIP clients, all of which enable high quality HD video and audio conversations with almost any end-point. The BEEHD framework offers signaling protocols (SIP and H.323), media handling and a pre-integrated application layer of APIs and codecs, significantly lowering development costs and time-to-market. The framework also implements advanced video quality mechanisms such as H.264/SVC (Scalable Video Coding) and RADVISION’s patent pending NetSense, unique bandwidth estimation algorithms that monitor network conditions and predict available bandwidth, thus preventing packet loss before it occurs. This, in turn, enhances quality and user experience when working over unmanaged, error-prone networks such as the Internet.

With video communication becoming the preferred means of conversing world-wide, RADVISION’s BEEHD client frameworks will serve the growing need for video conferencing enabled end-points. “For nearly two decades, RADVISION has excelled in providing high-quality, industry-leading video conferencing solutions. BEEHD client framework packages this extensive knowledge into a single product, allowing developers to create video conferencing enabled systems customized to their own needs,” said Avishai Sharlin, General Manager of RADVISION’s Technology Business Unit. “RADVISION is in a unique position to provide both unparalleled signaling interoperable technology as well as unique patented media algorithms, offering our customers the best of both worlds.”

About RADVISION

RADVISION® Ltd. (Nasdaq:RVSN - News) is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com and community.radvision.com. For more information about RADVISION, visit www.radvision.com.

About RENOVO SOFTWARE

Minneapolis-based Renovo Software is a leading developer of solutions for the video communications industry. Specifically, Renovo partners with customers to design, develop and support powerful, flexible and scalable software solutions that schedule, automate and manage complex video networks. Used by the largest service providers and correctional facilities across North America, Renovo’s success is a result of leadership that combines a world-class product development team with unparalleled customer service. Renovo Software remains at the forefront of the market by offering a comprehensive suite of products that combine state-of-the-art solutions with unique design that exceeds customer expectations. For further information regarding Renovo Software visit www.renovosoftware.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

RADVISION Media Contacts:
Corporate Contact:
Adi Sfadia
Chief Financial Officer
+1 201-689-6340
cfo@radvision.com

or
Corporate Contact:
Amir Zmora
VP Marketing, TBU
+972 54 776-9603
amirz@radvision.com

or
Investor Relations:
Comm-Partners LLC
June Filingeri
+1 203-972-0186
junefil@optonline.net

or
Renovo Media Contacts:
Corporate Contact:
Tim Skaja
Owner and Managing Partner
+1 952-931-9438
tskaja@renovosoftware.com

or
Corporate Contact:
Lisa Starr
Controller
+1 952-933-5587
lstarr@renovosoftware.com

or
Investor Relations:
Tim Eickhoff
Owner and Managing Partner
+1 952-931-0775
teickhoff@renovosoftware.com